FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Administrative Committee of the Modine Employee Stock Ownership Plan (ESOP)	2. Issuer Name and Ticker or Trading Symbol Modine Manufacturing Company - MODI		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) X Other (specify below) See Column 6 Footnote below
(Last) (First) (Middle) c/o Modine Manufacturing Company Attn: D. R. Zakos 1500 DeKoven Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 39-6266014	4. Statement for Month/Day/Year 12/04/02
(Street) Racine, WI 53403		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.625 Par	11/29/02	12/04/02	S		3,145	D	$19.22873	3,740,001	(1)
Common Stock, $0.625 Par	12/02/02	12/05/02	S		9,445	D	$19.22873	3,730,556	(2)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Contingent power to vote more than 10% of the Company's Common Stock held in the Plans to the extent not voted by Plan participants. Pursuant to Rule 16a-3, beneficial ownership of the securities reported is specifically disclaimed. This statement is being filed by the Administrative Committee as administrative convenience on behalf of the following officers and directors who are participants in the plans. The following set forth the identity of each participating officer and/or director with the amounts of the Company's Common Stock attributable to such officer or director for the period covered by this statement. R. S. Bullmore - currently owned 19,319.2723 A. D. DeVuono - currently owned 2,607.3049 G. A. Fahl - currently owned 5,576.5900 C. C. Harper - currently owned 1,035.0100 D. R. Johnson - currenlty owned 17,027.7024 C. R. Katzfey - currently owned 8,195.8741 R. W. Possehl - currently owned 26,190.6415 D. B. Rayburn - currently owned 8,163.2965 J. R. Rulseh - currently owned 8,566.8473 D. P. Spiewak - currently owned 180.4951 E. T. Thomas - currently owned 239.3629 D. R. Zakos - currenlty owned 7,179.6812. No additional shares purchased at this time.
(2) See Footnote 1

By: /s/ Modine Employee Stock Ownership Plan (ESOP) BY: Roger L. Hetrick, Member of Committee **Signature of Reporting Person	12/04/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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